THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq.* Philip Magri, Esq.+ * Licensed in NJ + Licensed in NY	The Galleria 2 Bridge Avenue Red Bank, New Jersey 07701 (732) 530-9007 Fax (732) 530-9008 www.SourlisLaw.com Virginia@SourlisLaw.com

VIA EDGAR

January 10, 2007

Financial Services Group
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E.
Washington, D.C. 20005
Attention: Mr. Dave Walz, Staff Accountant

RE:	Impact Medical Solutions, Inc. Amendment No. 1 to Form 8-K Commission File No. 0-52117
Dear Mr. Walz:

In response to the Staff’s comment letter, dated January 4, 2007 (the “Comment Letter”), to Form 8-K (File No.: 0-52117) filed by our client, Impact Medical Solutions, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on December 29, 2006, below please find our responses to the Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has revised the Form 8-K pursuant to the Comment Letter and has filed Amendment No. 1 to the Form 8-K with the SEC today (“Amendment No. 1”). A copy of Amendment No. 1, marked to show changes from the Form 8-K and to reflect where the Company specifically addressed the questions and points in the Comment Letter, accompanies this Letter.

Per the Staff’s request, the Company has also provided a written statement acknowledging the Staff’s three bullet points listed on the penultimate page of the Comment Letter. The Company’s written statement follows the Company’s response below.

We thank you for you assistance with this matter. Please do not hesitate to contact me if you have any questions regarding this matter.

We herein request an SEC “NO COMMENT” letter with regards to the Form 8-K and 8-K/A for our files.

Very truly yours,
The Sourlis Law Firm
/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq.

cc: Wayne Cockburn - Impact Medical Solutions, Inc.

Item 4.01 Form 8-K/A

1.	In response to your comment #1, we have made the requested disclosure.

2.	In response to your comment #2, an updated letter from Conner & Associates, PC, our former auditor, addressing our revised disclosure has been included as an exhibit to our Form 8-K/A.

ACKNOWLEDGEMENT

I, Wayne Cockburn, as the President and Chief Executive Officer of Impact Medical Solutions, Inc., a Delaware corporation (the “Company”), do hereby acknowledge the following on behalf of the Company:

1.
The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Form 8-K (File No. 0-52117), as amended (the “Form 8-K”), filed with the United States Securities and Exchange Commission (the “Commission”);

2.	The Commission’s staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 10th day of January 2007.

IMPACT MEDICAL SOLUTIONS, INC.

By:	/s/ Wayne Cockburn
Name: Wayne Cockburn Title: President and CEO